UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

Identiv, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45170X205
(CUSIP Number)

Hawk Acquisition, Inc.
c/o Protech Inc.
529 Vista Blvd., A-3
Sparks, Nevada 89434
+1 (775) 856-7333

Seven2 SAS
1 rue Paul Cézanne
Paris, France 75008
+33 (0)1 53 65 01 40

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Alexandre Duguay and Ryan Taylor
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Telephone: +1 (212) 310-8000

April 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Hawk Acquisition, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,079,713*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,079,713*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,079,713*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*Beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), of Identiv, Inc. (the “Issuer”), is being reported hereunder solely because Hawk Acquisition, Inc. may be deemed to be the beneficial owner of such shares by virtue of the Voting Agreement (as defined and described in Item 4 of this Schedule 13D).  See Item 3 and 4 of this Schedule 13D.  The number of shares and percent of class reflect a 19.9% Beneficial Ownership Limitation.  See Items 5.

1	NAMES OF REPORTING PERSONS
Seven2 SAS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,079,713*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,079,713*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,079,713*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Represents shares of Common Stock that may be deemed to be beneficially owned by Hawk Acquisition, Inc. Hawk Acquisition, Inc. is indirectly (i) controlled by Seven2 SAS and (ii) majority-owned by funds affiliated with and controlled by Seven2 SAS.  See previous cover page.  See Items 2, 3, 4 and 5 of this Schedule 13D.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Identiv, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 2201 Walnut Avenue, Suite 100, Fremont California 94358.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Hawk Acquisition, Inc. (“Hawk”), a Delaware corporation, and Seven2 SAS (“Seven2”), a French société par actions simplifiée (each a “Reporting Person” and collectively, the “Reporting Persons”).  Hawk is indirectly (i) controlled by Seven2 and (ii) majority-owned by funds affiliated with and controlled by Seven2.

The address of the principal office of Hawk is c/o Protech Inc., 529 Vista Blvd., A-3, Sparks, Nevada 89434.  The address of the principal office of Seven2 is 1 rue Paul Cézanne, Paris, France 75008.

The principal business of Hawk is to serve as a special acquisition vehicle in connection with the Transaction (defined in Item 4 of this Schedule 13D). The principal business of Seven2 is as an investment manager or adviser to various investment partnerships and managed accounts.

The name, business address, and present principal occupation or employment, and citizenship of the directors or administrators and executive officers of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, the persons listed on Schedule A, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

A joint filing agreement among the Reporting Persons, as contemplated by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached as Exhibit 4 hereto.

Item 3.	Source or Amount of Funds or Other Consideration.

The shares of Common Stock to which this Schedule 13D relates are not being purchased by either Reporting Person, and no payments were made by or on behalf of either Reporting Person in connection with the execution of the Voting Agreement (defined in Item 4 of this Schedule 13D).  Each Stockholder (defined in Item 4 of this Schedule 13D) entered into the Voting Agreement as a condition to Hawk’s willingness to enter into the Purchase Agreement (as defined in Item 4 of this Schedule 13D).

Item 4.	Purpose of Transaction.

Purchase Agreement

On April 2, 2024, the Issuer and Hawk entered into a Stock and Asset Purchase Agreement (the “Purchase Agreement”). Upon the terms and subject to the conditions set forth in the Purchase Agreement, at the closing of the transactions contemplated thereby, the Issuer will sell its physical security business (the “Business”) to Hawk through the sale of certain of the Issuer’s assets, including all outstanding shares of Identiv Private Limited, a wholly-owned subsidiary of the Issuer, in exchange for $145 million in cash, subject to certain adjustments set forth in the Purchase Agreement, and the assumption of certain liabilities related to the Business (collectively, the “Transaction”).

The Purchase Agreement contains customary representations, warranties, covenants and termination rights for a transaction of this nature, including, among other things, customary covenants (i) relating to the conduct of the Business between the signing of the Purchase Agreement and the closing of the Transaction and (ii) regarding the efforts of the parties to cause the Transaction to be consummated, including obtaining certain consents and approvals. The consummation of the Transaction is subject to the satisfaction or waiver of customary closing conditions, including obtaining clearance from the Committee on Foreign Investment in the United States (CFIUS) and the expiration or termination of any required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.  In addition, closing under the Purchase Agreement is contingent on the approval of the Transaction by the stockholders of the Issuer.

Voting Agreement

In connection with the entry into the Purchase Agreement, on April 2, 2024, Hawk entered into a Voting and Support Agreement (the “Voting Agreement”) with Bleichroeder LP (“Bleichroeder”) and certain funds and managed accounts managed by Bleichroeder, which states that as of such date: (i) 21 April Fund, L.P. is the holder of 648,317 shares of Common Stock and 1,019,232 shares of the Issuer’s Series B Non-Voting Convertible Preferred Stock (the “Preferred Stock”); (ii) 21 April Fund, Ltd. is the holder of 2,066,178 shares of Common Stock and 3,980,768 shares of Preferred Stock; (iii) a certain account managed by Bleichroeder is the holder of 150,000 shares of Common Stock; and (iv) a certain other account managed by Bleichroeder is the holder of 20,000 shares of Common Stock (collectively, the “Stockholders”).

The Voting Agreement provides that each Stockholder will, among other things, (a) appear at any meeting of the stockholders of the Issuer called to vote upon the Transaction or otherwise cause the shares of Common Stock and the shares of Preferred Stock beneficially owned held by the Stockholders as of such date (such number of shares, the “Covered Shares”) to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted) all of such Covered Shares (i) in favor of Transaction, (ii) against any action or agreement that would reasonably be expected to result in a breach by the Issuer of Purchase Agreement, (iv) against any action, proposal, transaction or agreement that would reasonably be expected to prevent, impede, frustrate, interfere with, postpone, materially delay or adversely affect the consummation of the Transaction or the fulfillment of Hawk’s or the Issuer’s conditions under the Purchase Agreement, and (v) against any Seller Takeover Proposal (as defined in the Purchase Agreement), provided that, in each case, (A) the Stockholders shall not be required to vote in favor of the Transaction if (x) in response to a Seller Superior Proposal (as defined in the Purchase Agreement) received by the Issuer’s board of directors, a Seller Adverse Recommendation Change (as defined in the Purchase Agreement) is made and not withdrawn prior to the such meeting and (y) such meeting occurs as contemplated by Section 6.4 of the Purchase Agreement for the purpose of voting on the Transaction and (B) the Purchase Agreement shall not have been amended or modified without the Stockholders’ consent to reduce the cash consideration payable to the Issuer or otherwise amend the material terms of the Purchase Agreement in a manner that is materially adverse to the stockholders of the Issuer. Pursuant to the Voting Agreement, each of the Stockholders also granted an irrevocable proxy to Hawk to vote the Covered Shares in accordance with the foregoing.  Furthermore, while the Voting Agreement is in effect, each Stockholder agreed not to transfer or enter into any other agreement with respect to the Covered Shares.

The Voting Agreement will terminate upon the earlier of (i) the conclusion of the meeting of the stockholders of the Issuer called to vote upon the Transaction at which a vote upon the Transaction has occurred and the Covered Shares have been voted as specified in accordance with the terms of the Voting Agreement, (ii) the termination of the Purchase Agreement in accordance with its terms and (iii) the date on which Hawk and the Stockholders agree in writing to terminate the Voting Agreement.

The foregoing descriptions of the Purchase Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and Voting Agreement included as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D, each of which is incorporated herein by reference.

Except as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of the Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

(a) - (b) Other than the shares of Common Stock that may be deemed to be beneficially owned by operation of the Voting Agreement, the Reporting Persons do not beneficially own any shares of Common Stock. As a result of Hawk entering into the Voting Agreement, the Reporting Persons may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own, for purposes of Rule 13d-3 under the Exchange Act, the Covered Shares.  Based on the Schedule 13D/A filed with the SEC by Bleichroeder on April 4, 2024 (the “Bleichroeder 13D/A”), the Covered Shares represent only an aggregate of 5,079,713 shares of Common Stock, or 19.9% of the outstanding shares of Common Stock (including approximately 2,195,218 shares of Common Stock that would be issuable upon conversion of the Preferred Stock as of December 31, 2023) because of the “Beneficial Ownership Limitation” of 19.9% on the conversion of the Preferred Stock (as defined in and in accordance with the Issuer’s Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock, which is filed as Exhibit 3 to this Schedule 13D and incorporated herein by reference).  Based on the Bleichroeder 13D/A, if there was no Beneficial Ownership Limitation, the Reporting Persons would be deemed to beneficially own, for purposes of Rule 13d-3 under the Exchange Act, an aggregate of 9,531,795 shares of Common Stock (including approximately 6,647,300 shares of Common Stock that would be issuable upon conversion of the Preferred Stock as of December 31, 2023), representing 31.8% of the outstanding shares of Common Stock.  Notwithstanding the foregoing, the Reporting Persons hereby disclaim beneficial ownership of such shares for any purposes other than for purposes of Section 13(d) of the Exchange Act, and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any other purposes, the beneficial owner of the securities covered by this Schedule 13D. The disclosure set forth in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 5.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not, nor to the knowledge of the Reporting Persons, have any of the persons listed on Schedule A, effected any transaction in the shares of Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, none of the Reporting Persons or any person named in Schedule A has or knows any other person, other than the Stockholders, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 above and the Purchase Agreement and the Voting Agreement filed as Exhibit 1 and Exhibit 2, respectively, are incorporated herein by reference. Except as described herein, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or listed on Schedule A hereto, and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
1.
Stock and Asset Purchase Agreement, dated as of April 2, 2024, by and between Identiv, Inc. and Hawk Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 3, 2024).

2.
Voting and Support Agreement dated April 2, 2024 by and among Hawk Acquisition, Inc. and each of the entities named therein (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 3, 2024).

3.
Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock dated December 21, 2017 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on December 21, 2017).

4.	Joint Filing Agreement, dated April 12, 2024, between Hawk Acquisition, Inc. and Seven2 SAS (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2024
HAWK ACQUISITION, INC.

	By:	/s/ Eric Thord
Name:	Eric Thord
Title:	President

SEVEN2 SAS

By:	/s/ Henry Capelle
Name:	Henry Capelle
Title:	Administrator

SCHEDULE A

Set forth below is the name, principal occupation or employment and citizenship of each director/administrator and executive officer of each Reporting Person. None of the directors/administrators or executive officers named below beneficially owns any shares of Common Stock.

Directors of Hawk Acquisition, Inc.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Eric Thord	Chief Executive Officer of Vitaprotech SAS	1 rue du Dauphiné, Vaulx en Velin 69120 France	France
Thierry Bourgeois	Chief Financial Officer of Vitaprotech SAS	1 rue du Dauphiné Vaulx en Velin 69120 France	France

Executive Officers of Hawk Acquisition, Inc.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Eric Thord	President	1 rue du Dauphiné, Vaulx en Velin 69120 France	France
Thierry Bourgeois	Treasurer	1 rue du Dauphiné Vaulx en Velin 69120 France	France
Larry Thomas	Secretary	c/o Protech Inc. 529 Vista Blvd., A-3 Sparks, Nevada 89434	United States

Seven2 SAS

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Edgard Misrahi	President	(1)	France
Bertrand Pivin	Administrator	(1)	France
Thomas De Villeneuve	Administrator	(1)	France
Bruno Candelier	Administrator	(1)	France
Caroline Remus	Administrator	(1)	France
Damien De Bettignies	Administrator	(1)	France
Guillaume Cousseran	Administrator	(1)	France
Eric Hamou	Administrator	(1)	France
Isabelle Hermetet	Administrator	(1)	France
Thomas Simon	Administrator	(1)	France
Berenger Mistral	Administrator	(1)	France
Henry Capelle	Administrator	(1)	France

(1)	1 rue Paul Cézanne, Paris 75008.